AMENDMENT TO
INVESTMENT ADVISORY AGREEMENT

WHEREAS, Commonwealth Cash Reserve Fund, Inc. (the "Company"), and PFM Asset Management LLC (the "Adviser") are parties to an Investment Advisory Agreement dated July 29, 2004 (the "Agreement") with respect to the SNAP® Fund (the “Fund”), a separate investment portfolio of the Company;

WHEREAS, at a meeting held on July 3, 2008, the Company's Board of Directors, including a majority of the Directors who are not "interested persons," as defined by the Investment Company Act of 1940, of the Company, approved: (i) a reduction in the fees to be paid by the Fund to the Adviser under the Agreement; (ii) the conversion of the form of organization of the Company (the "Conversion") from a Virginia corporation to a Virginia business trust named "PFM Funds" (the "Trust"), and in connection therewith approved a change in the name of the Fund to "Prime Series," effective upon the Conversion; and (iii) the acquisition by the Fund of the assets of two of the investment portfolios comprising Cadre Institutional Investors Trust (the "Acquisition"); and

WHEREAS, the Company and the Adviser desire to amend the Agreement to reflect the foregoing matters;

NOW THEREFORE, the Company and the Adviser hereby amend the Agreement as follows, effective as of September [ ], 2008:

1. The 2nd paragraph of Section 6 of the Agreement is replaced in its entirety with the Schedule A attached hereto.

2. All references in the Agreement to Commonwealth Cash Reserve Fund, Inc. or to the Company shall be deemed to refer to the Trust, and all references in the Agreement to the Fund shall be deemed to refer to "Prime Series," a separate investment portfolio of PFM Funds represented by a separate series of shares of beneficial interest in the Trust.

3. It is expressly agreed that the obligations of the Trust hereunder shall not be binding upon the Trustees, shareholders or officers of the Trust personally, and that such obligations shall be binding only on the assets of the Fund and shall not be binding on the assets of any other series of the Trust.

4. Except as set forth herein, no other provision of the Agreement is modified or amended, and the Agreement, as amended hereby, shall remain in full force and effect.

COMMONWEALTH CASH RESERVE FUND, INC.

By:  ____________________________
Title:
Date:

PFM ASSET MANAGEMENT LLC

By:  _____________________________
Title:
Date:

Schedule A To
Investment Advisory Agreement
Between Commonwealth Cash Reserve Fund, Inc. and PFM Asset Management LLC

For the services provided and the expenses assumed with respect to the Fund pursuant to this Agreement, the Company will pay the Adviser from the assets belonging to the Fund and the Adviser will accept as full compensation therefor a fee, computed daily and paid monthly at the annual rates of .07 of 1% of the first $1 billion of average daily net assets of the Fund, .05 of 1% of the next $2 billion of average daily net assets of the Fund and .04 of 1% of the average daily net assets of the Fund over $3 billion.